UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement relating to the tender offer by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the U.S. Securities and Exchange Commission. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

PRESS RELEASE

Schering AG comments on takeover approach

Berlin, March 12, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) confirmed today that it has been informed by Merck KGaA representatives during the weekend that Merck KGaA intends to make an all-cash offer for the shares of Schering AG at EUR 77 per share.

After the information about the approach became public, the Executive Board of Schering AG stated that this offer significantly undervalues Schering and its prospects as an independent specialized pharmaceutical company.

Schering also confirmed that the approach is unsolicited and that no negotiations are ongoing with Merck KGaA.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Your contact in the U.S.:

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.